Exhibit 12(a)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios
for the Three Months Ended June 30,	2018	2017
Fixed charges:
Interest expense including amortization of debt discount	$203	$179
Portion of rentals representing an interest factor	15	18
Total fixed charges	$218	$197
Earnings available for fixed charges:
Net income	$1,509	$1,168
Equity earnings net of distributions	(57)	(6)
Income taxes	429	701
Fixed charges	218	197
Earnings available for fixed charges	$2,099	$2,060
Ratio of earnings to fixed charges	9.6	10.5